EXHIBIT (P)(3)
PHILADELPHIA INTERNATIONAL ADVISORS, LP
PERSONAL TRADING GUIDELINES
As of September 10, 2010

PIA has an ethical code of conduct written into its Code of Professional Responsibility. These Guidelines are a supplement to the Code of Professional Responsibility, primarily to document the internal control structure employed by PIA.
PIA’s investment staff includes Chartered Financial Analyst charterholders and voluntarily holds itself to the standards of the Association for Investment Management and Research (AIMR). Each Chartered Financial Analyst charterholder must abide by the code of ethics established by their professional organization. One of the overriding principles of AIMR’s Code of Ethics and Standards of Professional Conduct endorsed at PIA is that the interest of clients, then the employer, must take priority over the personal investing interests of the individual.
The Philadelphia International Fund and several other PIA relationships operate in a regulated environment, subject to examination by the Securities and Exchange Commission (SEC) and the rules established under the Investment Company Act of 1940, as amended. As a sub-advisor/advisor to registered investment companies, PIA is subject specifically to Rule 17j-1. As a registered investment adviser, PIA is also subject to Rule 204A-1 of the Investment Advisers Act, requiring advisers to adopt a code of ethics.
The restrictions listed below may not fit every personal trading situation that develops for PIA and its employees. Should an individual feel compelled to enter into transactions outside the scope of these restrictions, the Executive Committee, or designee, shall have sole discretion to approve deviations to these restrictions using the ICI’s Report to the Division of Investment Management U.S. Securities and Exchange Commission Implementation of the Institute’s Recommendations on Personal Investing as the consensus of all the permutations used throughout the industry in putting personal trading restrictions in place.
I. DEFINITIONS
A. Access Person — All employees, partners, directors, and officers of PIA are deemed Access Persons. In addition, consultants that have access, on a regular basis, to clients’ non-public information, including investment decisions made on behalf of clients and holdings in client accounts will be deemed Access Persons. The Chief Compliance Officer will be responsible for determining the applicability of this provision as it pertains to consultants.
B. Client — All PIA clients including any registered mutual funds for which PIA provides advisory/sub-advisory services.
II. PERSONAL TRADING RESTRICTIONS
A. Pre-clearance — Access Persons are required to pre-clear all international securities, depository receipts, and any derivatives thereof. This provision applies to all equities, fixed income securities, applicable IPOs and limited offerings as defined by Rule 204A-1. With the exception of IPOs and limited offerings, no pre-clearance is required for any security that is exempt from quarterly reporting (See this Part III, Item J below for a list of exempt securities). In addition, no pre-clearance is required for domestic securities (e.g., U.S. stocks & bonds) or Exchange Traded Funds (ETFs).

B. Blackout Periods — An Access Person’s preclearance requests will not be approved for any applicable security transaction within 7 calendar days pre- and post- trade date when PIA has executed a trade in that same security for any of PIA’s Clients.
C.	Restricted Securities — All Access Persons are prohibited from purchasing any security that has been deemed restricted. A restricted security is one currently held within any PIA product and any security with the potential of being added to a Client portfolio as defined by PIA’s proprietary quantitative model generated “buy zone”. A list of restricted securities will be created weekly and made available through the company intranet.

It should be noted that securities may trade in multiple markets under different identifiers (e.g., tickers/sedols/cusips). If a security is deemed restricted, all securities for that issuer, regardless of identifier are also deemed restricted.

EXCEPTION: Access Persons may invest in a Managed Account Platform that uses PIA as a manager only if both the Access Person and associated brokerage firm acknowledge in writing that the Access Person will not direct individual security trades within the account, including tax management transactions. Investing in a PIA managed account through such a platform requires pre-approval from the Chief Compliance Officer. Any applicable accounts will be monitored for any transactions that deviate from the model portfolio.
D. Disgorgement
Disgorged Profits
Any moneys accrued in the event of a personal trading violation shall not benefit the Access Person or PIA. Access Persons are required to remit the disgorged profits to PIA within five business days of the reversing transaction (calculating their personal capital gain resulting from the reversal, and retaining the amount to pay the tax due on the gain.). However, should any client incur a loss as a result of the personal trade, then full disgorgement regardless of taxes due must be made. A net payment in the form of a cashier’s check made payable to a charity of their choice (one holding an appropriate IRS determination letter) or a Fund, if applicable, should be given to the Chief Compliance Officer.
Purchases in Violation of the Guidelines
If a security is purchased in violation of PIA’s Personal Trading Guidelines, then the Access Person must “break the trade” by immediately reversing the transaction regardless of whether a profit or loss occurs from the transaction. An Access Person must disgorge any profits and assume any losses, even if the transaction was done innocently and discovered afterward.
Sales in Violation of the Guidelines
If an Access Person sells a security in violation of the Personal Trading Guidelines the same day PIA traded the security, then the Compliance Officer will calculate the average price at which PIA traded in that security that day. If the Access Person received a better price for their personal trade, they will be required to disgorge the difference between their price and PIA’s price multiplied by the number of shares they sold. If a sell violation is a “second strike” the Access Person must disgorge either the amount described above, or $100, whichever is greater.
E. Initial Public Offerings — PIA prohibits Access Persons from acquiring any direct or indirect beneficial interest in securities in an IPO, except for the purchase of government issues such as municipal bonds and/or other government securities. All purchases of IPOs must be pre-cleared. Please refer to Part II, Item A.
F. Private Placements — PIA prohibits all Access Persons from acquiring a direct or indirect beneficial interest in private placements issued by a public company. If an Access Person desires to acquire a beneficial interest in private placements issued by other entities, the Access Person must submit a written request to the CIO documenting that there is no conflict with any PIA client account or the investment strategy of a Client. Access Persons who have been authorized to acquire securities in a private placement must disclose that investment when they play a part in any Fund’s subsequent consideration of an investment in the issuer. In such circumstances, the decision to purchase securities of the issuer for a Client will be subject to an independent review by investment personnel with no personal interest in the issuer.
G. Short-Term Trading Profits — In general, PIA advocates long-term investing. All Access Persons are prohibited from directly or indirectly profiting in the purchase and sale, or sale and purchase of the same or equivalent securities within 60 calendar days. Any profits realized on such short-term trades should be disgorged, as discussed above in Item C Disgorgement. This provision applies to all equities and fixed income securities.
In addition, all Access Persons are prohibited from short-term trading in any mutual fund where PIA and/or Glenmede Advisers provides advisory/sub-advisory services. Holdings less than 30 days will be presumed short-term trading. Short-term trading is also prohibited for non-recurring transactions in the company sponsored 401(k) plan. Non-recurring transactions would include asset allocation shifts or those outside of the pre-determined periodic funding through payroll deductions and/or the company match.
In special situations, the Chief Investment Officer (CIO) has the authority to approve short-term trades on a case-by-case basis and waive application of the disgorgement provision set forth in Item C — Disgorgement.
H. Gifts — All Access Persons are prohibited from receiving moneys in any form (other than their PIA compensation package) from any person or entity that does business with or on behalf of a client. Receipt of gifts, gratuities, hospitalities, or other things of more than $100 face or retail value, is also prohibited.
Access Persons are expected to use particular care and good judgment to achieve and maintain independence and objectivity. To this end, any unsolicited entertainment at a social, cultural or sporting event, provided by any person or entity that does business with or on behalf of a Client, MUST INCLUDE BOTH the Access Person AND the representative of the sponsoring firm. If tickets to these types of events are provided to the Access Person WITHOUT a representative of the sponsor in attendance, then the prior approval of the Chief Compliance Officer or President is required.

Exception — the rules on gifts do not apply to:
1. food and entertainment relating to a regular luncheon, dinner, or business meeting (e.g., pre-arranged luncheon/dinner with an analyst, strategist);
2.	awards received for contributions or service to charitable, civic, religious or industry related organizations; or

3.	honoraria for speaking engagements.
Gifts received by PIA employees, regardless of value, must be disclosed. PIA employees will document all gifts received on their quarterly transaction report. The Chief Compliance Officer will compile and monitor a log of all gifts received to ensure adherence to the stated policy. Gifts from a single source may not exceed $100 in aggregate during the calendar year.
I. Service as Directors — PIA has no prohibition on Access Persons serving on the boards of publicly traded companies (subject to provisions of our governing state charters), provided the individual receives the prior approval of the CIO and makes the appropriate disclosures on their conflict acknowledgment forms, at the time of appointment and annually thereafter. A determination by the CIO that the board service would be consistent with the interests of PIA and its partners and clients should be noted in the disclosure. In such circumstances, the decision to purchase securities of the issuer for a Client will be subject to an independent review by investment personnel with no personal interest in the issuer.
III. Compliance Procedures
A. Applicable Accounts — The previous restrictions and the following procedures apply to the following types of accounts of Access Persons:
1.	accounts of the Access Person;

2.	accounts of the Access Person’s spouse;

3.	accounts of minor children of the Access Person and all members of the Access Person’s household;

4.	accounts subject to the discretion or control of the Access Person or any member of the Access Person’s household (i.e. relatives, parents, in-laws, non-married couples living together, custodial accounts, trust accounts, IRA’s, 401(k) plan accounts not invested in exempt securities (refer to Part III. Item H.); and

5.	any other accounts in which the Access Person or a member of the Access Person’s household has an interest or an ability to influence transactions (i.e. joint tenant accounts, co-trustee accounts, investment clubs, etc.).
B.	Pre-Clearance Policy — Access Persons are required to pre-clear all international securities, depository receipts, and any derivatives thereof. This provision applies to all equities, fixed income securities, applicable IPOs and limited offerings as defined by Rule 204A-1. With the exception of IPOs and limited offerings, no pre-clearance is required for any security that is exempt from quarterly reporting (See this Part III, Item J below for a list of exempt securities). In addition, no pre-clearance is required for domestic securities (e.g., U.S. stocks & bonds) or Exchange Traded Funds (ETFs).

Prior to executing an applicable trade, access persons must fill out a pre-clearance form and send it electronically to the trading desk and Chief Compliance Officer. The form contains information such as security type, symbol, number of shares, and estimated price. Once, submitted, the trading desk personnel reviews the trades’ details for approval. Once approved, the trade must be completed within 24 hours.
C. Initial Holdings Report — Each Access Person shall disclose all personal securities holdings to the Chief Compliance Officer not later than 10 days after becoming an Access Person. The Initial Report shall contain the following information current as of a date no more than forty-five (45) days prior to becoming an Access person:
1.	the title, type of security, ticker symbol, number of shares and principal amount of each security in which the Access Person had any direct or indirect beneficial ownership when the person became an Access Person;

2.	the name of any broker, dealer or bank with whom the Access Person maintained an account in which any securities were held for the direct or indirect benefit of the Access Person as of the date the person became an Access Person; and

3.	the date that the Access Person submitted the Initial Report.
D. Records of Securities Transactions — Access Persons are further required to direct their broker to supply the Chief Compliance Officer with duplicate copies of regular statements and confirmations of all securities transactions executed in which the Access Person has a direct or indirect beneficial interest.
The Chief Compliance Officer will compare all approved trades to the confirmations and statements and on a quarterly basis identify any trades executed in violation of these Guidelines. The Chief Compliance Officer will contact the Access Person to confirm a violation and issue a memo to the Access Person outlining the facts and circumstances of any violation and any corrective action. The memo will be included in the Chief Compliance Officer’s report to the Executive Committee and the Access Person will be given the opportunity to attend the meeting when such report is considered.
E. Certification of Compliance — PIA requires all Access Persons to certify in writing annually that they have read and understand these Guidelines as well as the associated Code of Professional Responsibility, and recognize that they are subject thereto. Further, all Access Persons will be required to certify annually that they have complied with all the requirements of these Personal Trading Guidelines and that they have disclosed or reported all personal securities transactions required of same.

The Chief Compliance Officer compiles and maintains all Access Person certifications.
Access persons must report any violations promptly to the Chief Compliance Officer.
F. Review by a Fund’s Board of Directors — The Chief Compliance Officer will prepare an annual report to the Board of Directors of any Fund that discusses the following criteria:
1.	a summary of existing procedures concerning personal investing;

2.	highlights of any changes in procedures from year to year;

3.	identification of any material violations and sanctions imposed in response to the material violations ;

4.	identification of recommendations for change in existing restrictions or procedures; and

5.	certifies that PIA has adopted procedures reasonably necessary to prevent its Access Persons from violating the Code.
G. Quarterly Report of Personal Securities Transactions — Every Access Person shall be required to submit a report of all personal securities transactions as follows:
•	1st Quarter Report as of March 31st must be submitted by April 10th;

•	2nd Quarter Report as of June 30th must be submitted by July 10th;

•	3rd Quarter Report as of September 30th must be submitted by October 10th; and

•	4th Quarter Report as of December 31st must be submitted by January 10th of the next year.
The Report shall include at a minimum the following detailed information regarding any account established and any transaction during the quarter in a security in which the Access Person had any direct or indirect beneficial ownership:
•	number of shares or par value of bond;

•	type of security — name, ticker symbol, or description if a bond;

•	nature of transaction — buy or sell;

•	trade date;

•	price and net amount in U.S. dollars;

•	identification of broker transacted through;

•	signature and date; and

•	date account was established (if the account is initiated during the quarter).
H. Annual Holdings Reports. Annually, all Access Persons must report the following information (which information must be current as of a date no more than forty-five (45) days before the report is submitted):
•	the title, type of security, ticker symbol, number of shares and principal amount of each security (whether or not publicly traded) in which the Access Person had any direct or indirect beneficial ownership;

•	the name of any broker, dealer or bank with whom you maintain an account in which any securities are held for his or her direct or indirect benefit; and

•	the date that the report is submitted.
I. Review of Reports The Chief Compliance Officer shall be responsible for collecting and reviewing all reports required by this Section, excluding their own, and reporting any delinquencies, irregularities, and/or violations to the Executive Committee, which shall also determine what, if any, action needs to be taken with respect to the applicable Access Person. PIA’s Compliance Associate performs a review of all reports submitted by the Chief Compliance Officer and communicates any issues to an Executive Committee member. (SEE PART IV SANCTIONS)
J. Exempt Securities — Certain securities are exempt from the reporting and pre-clearance requirements directed above. They include:
1.	securities issued by the Government of the United States (i.e. U.S. Treasuries), bankers’ acceptances, bank certificates of deposit, commercial paper, repurchase agreements, and high quality short-term debt securities defined as instruments that have maturities at issuance of less than 366 days and that are rated in one of the two highest rating categories by a Nationally Recognized Statistical Rating Organization

2.	shares of any registered open-end investment companies with the exception of those funds where PIA and/or Glenmede Advisers act as investment adviser/sub-adviser;

3.	securities purchased or sold in any account over which the Access Person has no direct or indirect influence or control;

4.	transactions in units of a unit investment trust if the unit investment trust is invested exclusively in unaffiliated mutual funds; and

5.	shares in money market funds.
Access persons must submit holdings and transaction reports for “reportable securities” in which the Access person has, or acquires, any direct or indirect beneficial ownership. Rule 204A-1 treats all securities as reportable securities with the exception of those listed above. Reportable securities include, but are not limited to:
•	Exchange Traded Funds (ETFs)

•	Individual securities (stocks, bonds), depository receipts, derivatives

•	Affiliated mutual funds
IV. SANCTIONS
The approved list of equity securities is proprietary information of PIA and used for portfolio management decisions of client accounts at PIA.
Access Persons violating the provisions of the Code of Professional Responsibility or these Guidelines may be subject to sanctions, which may include, among other things, restrictions on such individual’s personal securities trading, a letter of censure, suspension, or termination of employment..
An Access Person who fails to have a trade pre-cleared, will be subject to a “three strikes and you’re out” approach. The first omission will be noted, the second omission will incur a written warning that will be included in the employee file; the third omission may be cause for termination.
V. Records Retention
Applicable records will be maintained in accordance to Rules 17-j and 204-2. These records include, but are not limited to, copies of the code of ethics and all updates thereof, records of violations of the code and actions taken as a result of the violations, and copies of Access person certifications. It is the policy of PIA to maintain copies of all policies and procedures that are in effect or were in effect at any time during the past five years. Records will also be maintained documenting annual reviews of policies/procedures.